Ohos

Comparative crowd-sourced performance feedback
SaaS platform



Kill the dreaded periodic performance review
Promote and recognize the right people, and
Accelerate performance improvement

Problem 1

Companies promote the wrong people resulting in a poor leadership pipeline, poor performance, detrimental cultures, and higher employee turnover

Cause 1: Companies do not have an effective way to differentiate subject experts from actual leaders

Cause 2: A top down talent review model only shows good followers and doers, not good leaders or managers

68% of managers don't like being a manager
- Barrett-Koehler, 2011

60% of managers fail in the first year
- Ashkenas, 2015

87% of companies rate retention as an important imperative
- Deloitte Global Human Resource Trends, 2015

no.1 reason good people leave is a bad manager

Problem 2

Individuals do not get the regular feedback they need to accelerate their career or improve the performance of the company

Cause 1: Companies adopt a periodic review processes instead of tools for ongoing feedback

Cause 2: Employees lack normative comparison to know where they are lagging or leading their peers

Cause 3: Feedback is often provided infrequently, inconsistently, and without a connection to resources to improve

60% of employees want more points of feedback

56% of employees lack regular feedback all together

51% of managers say they do not have time to do it well

The Solution

REAL-TIME crowdsourcing to provide multi-rater validated feedback and performance trends to create predictive analytics that will:

- Improve retention
- Monitor individual engagement
- Eliminate lengthy and contentious leveling or rating calibration processes
- Promote the right people
- Recognize subject matter experts and spread expertise
- Distinguish between high performers and actual leaders
- Simplify succession planning
- Match development resources to those who need it most
- See individual performance compared to peers

The Difference of Ohos: Most HR tech just automates older models. We're evolving.

A few highlights

See real-time performance trends by rater group



Find your go-to experts by competency/skill
And simplify succession planning



Recognize real leaders
(the people others want to follow)



Watch the demo video at
www.myohos.com/overview

actual screenshots from our conceptual site

Market Opportunity

10% of Fortune 500 companies have ditched traditional performance reviews since 2014 including: Adobe, IBM, GE, Microsoft, Dell, Accenture, Gap, Medtronic, Deloitte, and others.

Another 70% are looking for a better way

10% (abandoned traditional reviews)

+ 70% (considering a new way)

80% of companies want a better solution

Initial Target Market

Tech Development- easy adoption and integration to Agile methodology

Healthcare - huge Medicare focus on patient satisfaction and challenging matrix environment

Target Market Potential

	Tech Dev firms over 25 ee (US only)	Healthcare (US only)
Total User Base	4,500,000	12,500,000
Annual Base Pricing	$60/user (market av=$84)	$60/user
Total Annual Revenue	**$270,000,000**	**$750,000,000**

Initial traction

PAYING beta clients

- 5 clients testing our beta version
- $2500 in revenue pre-launch for beta test
- All paying for it monthly with over 250 initial users (potential roll out to more)

Over 20 early adopter clients

- Verbal commitments from 15 and interest from others to test

Initial logos (beta or early adopter interest)

    

    

Initial traction

11 early adopter clients with over
2000 initial users (potential roll out to 50,000+)

Client 1 (33,000 employees)
"This solves so many problems with our current performance review process."

-General Counsel/CHRO,
Noodles & Company

Client 2 (2500 employees)
"I would kill for this data"

-CEO,
Larkburger

Client 3 (50,000 employees)
"This is genius! You just solved succession planning for the world."

-HR Director,
Cummins Rocky Mountain

Client 4 (2700 employees)
"Holy shit! Do you have any idea how this is going to change things?!"

-HR Director,
VI Living

Client 5 (200 employees)
"This is a game changer. Can we have this today?"

-HR Director,
Cloud Elements

Unique Advantage

	# of clients*	# of users*	Traditional			More progressive				Innovative			
			Single rater	Static snapshot	Select multirater	Open multirater	Real-time reporting	Development Matching	Continuous Visibility	Peer Comparison	B2C Portable Option	Searchable Database	Industry comparisons
Top Established players (20+ years)													
IBM - Kenexa	9,000	30,000,000	●	●			●		●				
Oracle - Taleo	5,000	25,000,000	●	●					●				
SuccessFactors	4,200	28,000,000	●	●			●		●				
Saba Performance@Work	2,200	31,000,000	●	●	●			●	●				
UltiPro	3,000	12,000,000	●	●									
Newer (average 10 years) Other Top 15 (Lumesse, Talentia, Cornerstone, Skillsoft, Echospan, Halogen, Talentsoft, Silkroad, reviewsnap, Workday, Technomedia, HR Performance Solutions, TribeHR, Trakstar, Saigun)	23,660	39,650,000	●	●	●			●	●				
Startups (less than 5 years) Impraise	100	Unknown			●	●	●		●				
Ohos					●	●	●	●	●	●	●	●	●

*global clients and user figures

Source: Capterra as of Jan 2016

HR Tech Investment Trends



Notable Recent HR Tech Exits

Company	Path	Exit Amount	Multiple/Cap
SuccessFactors	Acquired by SAP	$3.4B	10x
Taleo	Acquired by Oracle	$1.9B	6x
Kenexa	Acquired by IBM	$1.3B	4x
Rypple	Acquired by Salesforce	$60M	20x
Cornerstone OnDemand	IPO March 2011 - (raised $44.7m prior to IPO)	$464M valuation	10x
Workday	IPO Oct 2012 - (raised $832m prior to IPO)	$4.49B valuation	Angel round $300M cap

Current Investment Round

Seed/Angel Round
Crowdfunded target   = $99,999

Provides capital for MVP completion, core team hire, MVP hosting transfer, and ver. 1 start

Funding gets to v.1 revenue and ability for sales and increased development.

Team



Dave Needham - Co-Founder

12+ years org and leadership development consulting
Speaker at DisruptHR and SHRM
Contributor to LinkedIn's HR People+Strategy
Previous clients: Boeing, Cummins, Crocs, Vail Resorts, and Nike
M. Ed. - Colorado State University, Org Performance & Change



Alicia Yanik - Co-Founder

15+ years in software engineering
VP of Software Engineering at Levels Beyond
Previously VP of Software Development at Roomlinx
University of Colorado - Boulder



Anne-Marie Coughlin - People Ops advisor

7+ years in People Ops with a focus on recruiting and employee lifecycle
Leads People Ops at RAS & Associates consulting firm
Previously lead HR efforts at Winter Park Resort and Intellisource
University of Missouri



Steven Easter - Sr Developer

8+ years in Full Stack Developer
Lead Developer at Levels Beyond/Reach Engine
Previously of ClickFox, Regis Learning Solutions
University of Texas - Austin, Metro State University
Computer Science & Mathematics



Luke Wyckoff - Marketing advisor

15+ years in social media marketing and selling into the Talent Development space
CEO/Founder of Social Media Energy, Wyckoff Consulting
Previously EVP at JobPlex and Sr. Acct Exec at DDI
Executive MBA - Denver University, Marketing - Ferris State

Mission

Create better performing organizations with enhancing cultures, better leadership, and better talent through ongoing, real-time, validated feedback.

"Companies need to offer regular feedback, instead of annual performance reviews."

-   Saba Global Workforce Leadership Survey, 2015

Ohos - because everything else is just hindsight

Right Team

Industry experience
Tech development
Data Analytics
Marketing/Sales
People/Culture

Right Time

80% of companies looking to change performance management process

Right Advantage

Real-time
Crowd-sourced
Comparative
Portable & Searchable

Right Terms

$400,000 ask
80% discount
$4,000,000 cap

Right Investors

Get your slice!

Right Exit

9x average multiple
200 HR SaaS exits in past 4 years

Extra - Competitive Market

Company	Focus	Founded	Funding to date	Lacks
Impraise	Peer-to-peer recognition	2012	$120k (accelerator)	Full 360, leadership confidence score, comparative database, management visibility
TapMyback	Peer-to-peer recognition	2013	$62.2k (seed)	Full 360, leadership confidence score, comparative database
Zugata	Peer-to-peer recognition	2013	$3.2M (seed)	Full 360, leadership confidence score, comparative database
7Geese	KPI, OKR goal tracking	2012	undisclosed	Peer feedback, leadership confidence, comparative database, developmental resources
BetterWorks	Goal setting with continuous tracking	2010	$15M (series A)	Feedback from others, comparative database, developmental resources